SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 3, 2003

Microcell Telecommunications Inc.

1250 Rene-Levesque Blvd. West, Suite 400

Montreal, Quebec

Canada

H3B 4W8

Registration No.:

0-29502

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...Form 40-F...X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of1934.

Yes...No...X...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.

Date: January 3, 2003

By:

_______________________________

Jocelyn Cote (signed)

Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Reporting Issuer

  Microcell Telecommunications Inc.

  1250 Rene-Levesque Blvd. West

  Suite 400

  Montreal, Quebec

  H3B 4W8

  Date of Material Change

  January 3, 2003

  Press Release

  Microcell Telecommunications Inc. ("Microcell") issued a press release with respect to a material change on January 3, 2003. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

  Microcell announced that, further to a news release issued earlier in the day, it has obtained a court order from the Superior Court of the Province of Quebec under the Companies' Creditors Arrangement Act ("CCAA") to ensure that the negotiated recapitalization plan is implemented in an orderly fashion and for the benefit of all stakeholders.

  Full Description of Material Change

  Microcell announced that, further to a news release issued earlier in the day, it has obtained a court order from the Superior Court of the Province of Quebec under the CCAA to ensure that the negotiated recapitalization plan is implemented in an orderly fashion and for the benefit of all stakeholders.

  The statements made in this material change report concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. Microcell cautions that actual future performance will be affected by a number of factors, including technological change, the process announced on August 9, 2002, regulatory change, and competitive factors, many of which are beyond Microcell's control. Therefore, future events and results may vary substantially from what Microcell currently foresees. Additional information identifying risks and uncertainties is contained in the Microcell's Annual Information Form for 2001 and in other filings with securities commissions in Canada and the United States.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 3rd day of January, 2003 at Montreal, Quebec

(Signed) Jocelyn Cote

Jocelyn Cote

Vice-President, Legal Affairs and Assistant Secretary

News Release

for immediate release

MICROCELL OBTAINS COURT ORDER TO ADVANCE IMPLEMENTATION

OF NEGOTIATED RECAPITALIZATION PLAN

Montreal, January 3, 2003 - Further to a news release issued earlier today, Microcell Telecommunications Inc. (TSX: MTI.B) announced that it has obtained a court order from the Superior Court of the Province of Quebec under the Companies' Creditors Arrangement Act ("CCAA") to ensure that the negotiated recapitalization plan is implemented in an orderly fashion and for the benefit of all stakeholders.

About the Company

Microcell Telecommunications Inc. is a major provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to more than 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido (r) brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

www.fido.ca